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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                                                      SEC File Number: 33-2822-A

                           NOTIFICATION OF LATE FILING

(Check One)
[ ] Form 10-K    [ ] Form 20-F   [ ] Form 11-K    [X] Form 10-Q   [ ] Form N-SAR

                        For Period Ended: March 31, 1998

   [ ] Transition Report on Form 10-K
   [ ] Transition Report on Form 20-F
   [ ] Transition Report on Form 11-K
   [ ] Transition Report on Form 10-Q
   [ ] Transition Report on Form N-SAR

                 For the Transition Period Ended:____________________________

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE

Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

Full Name of Registrant:  MSU Corporation


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Former Name if Applicable

Address of Principal Executive Office (Street and Number): Elder House, 526-528
                                                           Elder Gate

City, State and Zip Code: Central Milton Keynes, MK9 1LR, England










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                       PART II - RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                  (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion
     [X] thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by
            Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period:

      The Company has recently entered into a licence agreement which requires that the Company obtain the prior approval of the licensee for any public statement or Securities and Exchange Commission filing with respect to the agreement. The Company is in the process of negotiating the disclosure regarding the agreement in its 10-Q.

      The Company has been diligently attempting to conclude the necessary approval, but has been unable to accomplish this within the necessary time frame for timely filing of its 10-Q.

      The Company is current with respect to all prior "reporting requirements" and is diligently endeavoring to complete its 10-Q in as expeditious a manner as possible in light of the circumstances described above.

      The Company, therefore, requests an extension within which to file its Form 10-Q for the three months ended March 31, 1998 of five calendar days following the prescribed due date as indicated in Part II (b) of the Form 12b-25.










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                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Richard Horby Phillips            011 44 1908232100
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                 (Name)              (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes [ ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.










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MSU CORPORATION has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: May 15, 1998     By: /s/ Richard H.  Phillips
                          -------------------------------------------------
                           Richard H. Phillips, Vice President
                           (Principal Financial and Accounting Officer)










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                                  ATTACHMENT

Question (3) of Item IV:

      Revenues for the three and nine months ended March 31, 1998 decreased over the same periods of 1997 by $143,926 and $1,145,045, respectively. Comparison with the previous periods, however, is not meaningful because in this period, apart from the sale of a small number of samples, there were no revenues generated as the Company concentrated its efforts on further software and hardware developments of its Internet Access Device and the Envoy chip.